Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No.333-7140) of POSCO and subsidiaries (the “Company”) of our report dated June 10, 2008 relating to the consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, statements of changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, which appears in this Form 20-F.

Seoul, Republic of Korea
June 11, 2008
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.